Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	2014	2013	2012	2011	2010
	(In thousands, except ratio data)
Income before income taxes	$ 37,531	$ 38,400	$ 36,663	$ 32,229	$ 23,423

Interest on indebtedness	11,952	11,472	11,394	11,641	12,439

Portion of rents representative
of the interest factor	1,939	1,837	1,739	1,670	1,589

Earnings as adjusted	$ 51,422	$ 51,709	$ 49,796	$ 45,540	$ 37,451

Fixed charges:

Interest on indebtedness	$ 11,952	$ 11,472	$ 11,394	$ 11,641	$ 12,439

Portion of rents representative
of the interest factor	1,939	1,837	1,739	1,670	1,589

Fixed charges	$ 13,891	$ 13,309	$ 13,133	$ 13,311	$ 14,028

Ratio of earnings
to fixed charges	3.70	3.89	3.79	3.42	2.67